Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

SECOND QUARTER 2018 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield News, August 1, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter ended June 30, 2018.

“Strong operating performance across our businesses contributed to year-over-year Company FFO per unit growth of 13% on a comparable basis,” said Brian Kingston, chief executive officer. “We look forward to completing the acquisition of GGP following the affirmative shareholder vote on July 26. We are thrilled with the opportunity to fully integrate GGP’s premier U.S. retail business into Brookfield’s global, best-in-class diversified property portfolio, creating significant value for both current and new BPY unitholders.”

Financial Results

	Three months ended June 30,		Six months ended June 30,
(US$ Millions, except per unit amounts)	2018	2017	2018	2017
Net income(1)	$1,051	$664	$2,074	$851
Company FFO(2)	$246	$258	$514	$495
Comparable Company FFO(3)	$246	$218	$514	$435

Net income per LP unit(4)	$0.69	$0.31	$1.38	$0.09
Company FFO per unit(5)	$0.35	$0.37	$0.73	$0.70
Comparable Company FFO per unit(3)	$0.35	$0.31	$0.73	$0.62

Net income for the quarter ended June 30, 2018 was $1.1 billion versus $664 million for the same period in 2017. Net income per LP unit for the current quarter was $0.69 compared with $0.31 in the prior year. The increase is primarily attributable to the extinguishment of debt associated with the sale of a hospitality asset and a higher level of gains reflective of strong operating results.

On a comparable basis, Company FFO was $246 million ($0.35 per unit) for the quarter ended June 30, 2018, compared with $218 million ($0.31 per unit) for the same period in 2017. The comparative period excludes a one-time $40 million non-recurring legal settlement earned last year. Growth was driven by improved same-property performance and growth in the overall operations. Company FFO including the non-recurring legal settlement was $258 million ($0.37 per unit) for the same period in 2017.

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Excludes $40 million and $60 million of non-recurring gains in the Core Office business for the three and six-month periods ending June 30, 2017, respectively.
(4)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(5)	Company FFO per unit is calculated based on 703.1 million (2017 – 704.6 million) and 703.3 million (2017 – 705.7 million) units outstanding for the three and six months ended June 30, 2018, respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Operating Highlights

Our Core Office operations generated Company FFO of $149 million for the quarter ended June 30, 2018 compared to $122 million on a comparable basis in the same period in 2017. Our Core Office portfolio generated 6.6% same-property growth, largely driven by leasing activity in Downtown New York, London and Toronto.

Occupancy in our Core Office portfolio finished the quarter at 92.7% on 1.4 million square feet of total leasing, compared with 92.6% in the prior quarter and 91.9% in the prior-year period. New leases were signed at average rents approximately 10% higher than leases that expired during the quarter.

Our Core Retail operations generated Company FFO of $119 million for the quarter ended June 30, 2018, consistent with the comparable period performance in 2017.

Same-property Core Retail occupancy finished the second quarter of 2018 at 94.2%, a decrease of 0.4% over the prior-year period, with average suite-to-suite rent spreads of 20% for leases commencing in the trailing 12 months. On a trailing 12-month basis, NOI-weighted tenant sales per square foot were $739, an increase of 4.2% over the prior year.

Our opportunistic investments generated Company FFO of $99 million for the quarter ended June 30, 2018, compared to $96 million in the second quarter of the prior year. The increase was due to additional capital allocated to this business and strong same-property growth, offset in part by the disposition of our European logistics portfolio.

Three months ended June 30,			Six months ended June 30,
(US$ Millions)	2018	2017	2018	2017
Company FFO by segment
Comparable Core Office(1)	$149	$122	$302	$258
Core Retail	119	119	235	229
Opportunistic	99	96	213	179
Corporate	(121)	(119)	(236)	(231)
Comparable Company FFO(2)	$246	$218	$514	$435

(1) Excludes $40 million and $60 million of non-recurring gains for the three and six-month periods ending June 30, 2017, respectively.

(2) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Strategic Initiatives

Dispositions

During the second quarter, we advanced a number of our capital recycling initiatives:

•	Sold the Hilton Los Cabos hotel for $167 million ($51 million at BPY’s share).
•	Subsequent to quarter-end, seeded a new Brookfield Asset Management (“BAM”)-sponsored New York City real estate venture with a 28% interest in our New York core office portfolio. We plan to syndicate up to an additional 7% interest in this portfolio, with total projected proceeds of $1.8 billion to BPY.
•	Subsequent to quarter-end, executed a sale agreement for 112 assets in our self storage portfolio for $1.3 billion ($334 million at BPY’s share). This transaction is expected to close in September.

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

•	Land for two additional sites at our residential development in Greenpoint, Brooklyn, for $144 million.
•	Two office buildings in Northern Virginia for $95 million.
•	Interests in three industrial properties in New Jersey for $250 million ($75 million at BPY’s share).
•	The Hilton Fort Lauderdale Hotel & Marina for $177 million ($45 million at BPY’s share).
•	A 79% interest in IC Campus, a student housing company in Europe, for $148 million ($37 million at BPY’s share).
•	660,000 square feet of office space on seven floors above Macy’s State Street department store in Chicago for $27 million ($7 million at BPY’s share).

Additional acquisitions occurred subsequent to quarter-end:

•	Two retail malls totaling 650,000 square feet in Shanghai, China for $285 million ($72 million at BPY’s share).
•	On July 31, BAM came to agreement with Forest City Realty Trust, Inc. (NYSE: FCEA) for a BAM real estate investment fund to acquire the company for $25.35 per share, or approximately $11.4 billion ($2.9 billion at BPY’s share) including Forest City’s proportionate share of consolidated and unconsolidated debt.

GGP Transaction Update

At a special meeting for GGP Inc. (“GGP”) shareholders on July 26, GGP shareholders voted for the merger agreement and all of the associated proposals. This affirmative vote will enable us to close our transaction to acquire GGP in August.

As announced on July 27, the election period for shareholders to elect their form of consideration (cash, BPY units or BPR stock) in exchange of their GGP shares is now underway and runs until August 21, 2018.

Balance Sheet Update

During the quarter, we executed on the following transactions to increase our balance sheet flexibility, increase liquidity and extend the maturity of our debt:

•	Refinanced the Atlantis Resort in the Bahamas for $1.9 billion at an interest rate of LIBOR + 350 bps with a term of two years.
•	Refinanced the Powai office portfolio in Mumbai, India for $484 million at a floating interest rate of 8.85% and a term of 13 years.
•	Added a further financing to Ala Moana Center in Honolulu for $500 million at a fixed interest rate of 3.8% and a term of five years.
•	Refinanced Two Allen Center in Houston for $210 million at an interest rate of LIBOR + 250 bps and a term of three years.
•	Subsequent to quarter-end, completed a medium-term note issue for C$300 million at an interest rate of 4.346% and a term of five years.

Distribution Declaration

The Board of Directors has declared the quarterly distribution of $0.315 per unit payable on September 28, 2018 to unitholders of record at the close of business on August 31, 2018.

The quarterly distributions are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on August 1, 2018 at http://bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the Partnership’s stated plans for settling the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s second quarter 2018 results as well as the letter to unitholders and supplemental information on BPY’s website at http://bpy.brookfield.com.

The conference call can be accessed via webcast on August 1, 2018 at 11:00 a.m. Eastern Time at http://bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial +1 (478) 219-0399, conference ID: 7096825, at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial +1 (404) 537-3406, conference ID: 7096825.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the GGP acquisition, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the GGP acquisition or the anticipated terms and timing, including the risk that the transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

	Jun. 30,	Dec. 31,
(US$ Millions)	2018	2017
Assets
Investment properties	$53,045	$51,357
Equity accounted investments in properties	19,462	19,761
Property, plant and equipment	6,774	5,457
Participating loan notes	521	517
Financial assets	218	176
Accounts receivable and other	4,804	4,155
Cash and cash equivalents	1,600	1,491
Assets held for sale	1,547	1,433
Total Assets	$87,971	$84,347
Liabilities and Equity
Corporate debt obligations	$1,725	$1,359
Funds subscription facilities	1,166	431
Asset-level debt obligations	35,469	33,402
Subsidiary borrowings	991	1,692
Capital securities	4,269	4,165
Deferred tax liability	2,586	2,888
Accounts payable and other liabilities	4,379	3,970
Liabilities associated with assets held for sale	924	1,316
Total liabilities	51,509	49,223
Equity
Limited partners	7,687	7,395
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,755	14,500
Limited partner units of Brookfield Office Properties Exchange LP	86	285
Interests of others in operating subsidiaries and properties	13,928	12,938
Total Equity	36,462	35,124
Total Liabilities and Equity	$87,971	$84,347

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property and hospitality revenue	$1,606	$1,480	$3,185	$2,849
Direct commercial property and hospitality expense	(716)	(689)	(1,457)	(1,321)
	890	791	1,728	1,528
Investment and other revenue	45	39	86	198
Share of net earnings from equity accounted investments	288	193	516	526
	1,223	1,023	2,330	2,252
Expenses
Interest expense	(537)	(510)	(1,057)	(982)
Depreciation and amortization	(76)	(69)	(148)	(132)
General and administrative expense	(183)	(156)	(352)	(307)
Investment and other expense	-	-	-	(122)
	427	288	773	709
Fair value (losses) gains, net	770	454	1,387	378
Income tax (expense)	(146)	(78)	(86)	(236)
Net income	$1,051	$664	$2,074	$851

Net income attributable to:
Limited partners	$194	$87	$386	$27
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	332	148	662	45
Limited partner units of Brookfield Office Properties Exchange LP	8	4	16	1
Interests of others in operating subsidiaries and properties	517	425	1,010	778
	$1,051	$664	$2,074	$851

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property and hospitality revenue	$1,606	$1,480	$3,185	$2,849
Direct commercial property and hospitality expense	(716)	(689)	(1,457)	(1,321)
NOI	890	791	1,728	1,528
Investment and other revenue	45	39	86	198
Share of equity accounted income excluding fair value gains	204	248	431	460
Interest expense	(537)	(510)	(1,057)	(982)
General and administrative expense	(183)	(156)	(352)	(307)
Investment and other expense	-	-	-	(122)
Depreciation and amortization of non-real estate assets	(10)	(11)	(17)	(17)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(199)	(174)	(381)	(329)
FFO	210	227	438	429
Depreciation and amortization of non-real estate assets, net(1)	6	7	15	13
Transaction costs(1)	15	2	33	16
Gains/losses on disposition of non-investment properties(1)	3	1	3	-
Imputed Interest(2)	12	9	25	14
FFO from GGP Warrants(3)	-	12	-	23
Non-controlling interests - Company FFO	-	-	-	-
Company FFO	$246	$258	$514	$495

FFO	210	227	438	429
Depreciation and amortization of real estate assets	(66)	(58)	(131)	(115)
Fair value (losses) gains, net	770	454	1,387	378
Share of equity accounted income - Non FFO	84	(55)	85	66
Income tax (expense) benefit	(146)	(78)	(86)	(236)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(318)	(251)	(629)	(449)
Non-controlling interests of others in operating subsidiaries and properties	517	425	1,010	778
Net income	$1,051	$664	$2,074	$851

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)	Represents incremental FFO that would have been attributable to the partnership's shares of GGP, if all outstanding warrants of GGP had been exercised including the dilution to FFO as a result of the issuance of additional common shares by GGP to give effect to the warrant exercise. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership’s settlement of the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017.

NET INCOME PER UNIT

	Three months ended
	Jun. 30, 2018			Jun.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$534	703.1	$0.76	$239	704.6	$0.34
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	534	773.1	0.69	239	774.6	0.31
Dilutive effect of conversion of capital securities and options	5	19.6	0.26	7	22.3	0.31
Fully-diluted per IFRS	$539	792.7	$0.68	$246	796.9	$0.31

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Three months ended
	Jun. 30, 2018			Jun.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$534	703.1	$0.76	$239	704.6	$0.34
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	5	19.6	0.26	7	22.3	0.31
Fully-diluted per management	$568	792.7	$0.72	$275	796.9	$0.35

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

	Six months ended
	Jun. 30, 2018			Jun.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,064	703.3	$1.51	$73	705.7	$0.10
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	1,064	773.3	1.38	73	775.7	0.09
Dilutive effect of conversion of capital securities and options(2)	11	18.2	0.60	-	0.2	-
Fully-diluted per IFRS	$1,075	791.5	$1.36	$73	775.9	$0.09

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

(2)	For the six months ended June 30, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Six months ended
	Jun. 30, 2018			Jun.30, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,064	703.3	$1.51	$73	705.7	$0.10
Dilutive effect of conversion of preferred shares(1)	59	70.0	0.84	58	70.0	0.83
Dilutive effect of conversion of capital securities and options	11	18.2	0.60	16	28.2	0.57
Fully-diluted per management	$1,134	791.5	$1.43	$147	803.9	$0.18

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.